Exhibit 4.4(i)

AMENDMENT NUMBER ONE TO
THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN
(As Amended and Restated Effective as of January 1, 2016)

WHEREAS, The Northern Trust Company (the “Company”) maintains The Northern Trust Company Thrift-Incentive Plan, As Amended and Restated Effective as of January 1, 2016, (the “Plan”); and

WHEREAS, amendment of the Plan is now considered desirable;

NOW, THEREFORE, by virtue and in exercise of the amending power reserved to the undersigned officer under section 11.1 of the Plan, the Plan is hereby amended, effective as of May 1, 2016, to add the following as Supplement #19 to the Plan:

"Supplement #19

Special Rules for Former Employees of Aviate Global (US) LLP

This Supplement #19 to The Northern Trust Company Thrift-Incentive Plan, As Amended and Restated Effective as of January 1, 2016 (the "Plan"), is made a part of the Plan and supersedes any provisions thereof to the extent that they are not consistent with the Supplement. Unless the context clearly implies or indicates to the contrary, a word, term or phrase used or defined in the Plan is similarly used or defined for purposes of this Supplement #19.

1.
Application. This Supplement supplements and modifies the provisions of the Plan in connection with the employment on May 1, 2016 by Northern Trust Securities, Inc. (“NTSI”) (or the Company or another Participating Employer) of the former employees of Aviate Global (US) LLP (in its US offices) (“Aviate”) pursuant to the Agreement for Sale and Purchase of Interests in Various Aviate Entities dated December 1, 2015 (the “Agreement") between the Sellers (as defined in the Agreement) and Northern Trust Corporation, in accordance with the terms of the Agreement.

2.	Effective Date. The effective date of this Supplement #19 is May 1, 2016.

3.
Aviate Member. The term "Aviate Member" means any former employee of Aviate who became an employee of NTSI (or the Company or another Participating Employer) on May 1, 2016, pursuant to and in accordance with the Agreement.

4.
Participation and Vesting Service. Anything in the Plan to the contrary notwithstanding, for purposes of determining (a) eligibility to become a Participant in the Plan pursuant to section 3.1 of the Plan, (b) eligibility to receive a Matching Contribution with respect to the Aviate Member's Matchable

Exhibit 4.4(i)

Participant Deposits pursuant to section 5.1 of the Plan, and (c) the Vested Portion of an Aviate Member's Matching Contribution Account pursuant to section 2.1 (mmm) of the Plan, an Aviate Member's Vesting Service shall be calculated as if his or her employment with Aviate had been employment with the Company or a Participating Employer.

5. Limitations on Supplement. Nothing in this Supplement #19 shall be construed to provide an Aviate Member with any rights or benefits under the Plan other than those described in paragraph 4 above."

3.	The following shall be added at the end of Schedule A of the Plan:

"Affiliate Name and Acq/Div. Code	TIP Earliest Vesting Date
Aviate Agreement dated 12/1/15. AV Applicable to Aviate Members as defined in Supplement #19.	Service Date with Aviate for participation and vesting."

IN WITNESS WHEREOF, the Company has caused this amendment to be executed on its behalf this 16th day of May, 2016 effective as of May 1, 2016.

THE NORTHERN TRUST COMPANY

By: /s/ Kathryn A. O’Neill .
Name:    Kathryn A. O’Neill
Title:    Senior Vice President, Compensation,
Benefits and Global Mobility